UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT EVENT

Following the publication of the “Revised Bank Hybrid Capital Criteria” on September 18, 2014, Standard & Poor’s Ratings Services (S&P) has taken the following rating actions on BBVA’s(1) subordinated debt and preference shares:

•	Downgraded BBVA’s subordinated debt rating to BB+ from BBB-.

•	Downgraded BBVA’s preference shares’ rating to B+ from BB.

These actions are in line with the ones taken in other European financial institutions and reflect S&P’s view on how the implementation of the EU Bank Recovery and Resolution Directive (BRRD) will impact hybrid capital instruments.

The rest of ratings and outlooks assigned to BBVA remain unchanged.

Madrid, September 30, 2014

(1):	Includes subordinated debt and preference shares issued by: Banco Bilbao Vizcaya Argentaria, S.A., BBVA Capital Finance, S.A. Unipersonal, BBVA International Ltd., BBVA International Preferred, S.A. Unipersonal, BBVA Capital Funding Ltd., BBVA Global Finance Ltd., BBVA Senior Finance, S.A. Unipersonal, BBVA Subordinated Capital, S.A. Unipersonal and BBVA U.S. Senior, S.A. Unipersonal.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: September 30, 2014	By: /s/ María Luisa Gómez Bravo
Name: María Luisa Gómez Bravo
Title: Head of Investor Relations